Filed by Amcor plc

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Berry Global Group, Inc.

Commission File No.: 333-284248

Explanatory Note: The following communication was distributed to Amcor plc suppliers on April 16, 2025.

April 16, 2025

Subject: Amcor-Berry Combination – Supplier Alignment & Next Steps

Dear Supplier,

Since announcing our combination with Berry Global in November, we are pleased to share that we have made excellent progress. We have received antitrust clearance in the U.S., China, and Brazil, and both companies’ shareholders have overwhelmingly approved the combination. We continue to make good progress in obtaining the remaining regulatory approvals.

We are combining two highly complementary businesses—bringing together world-class capabilities, expanded geographic reach and a differentiated portfolio. The new Amcor will emerge as a global leader in consumer and healthcare packaging solutions, with combined revenues of $24 billion and the scale, innovation and supply chain strength to deliver unmatched value to our customers worldwide. The new Amcor will bring together best-in class innovation and supply chain capabilities across more than 400 plants.

With this enhanced scale and capability we expect to deliver substantial value and continue to drive innovation and growth to delight our customers and deliver on our ambitious sustainability targets. The anticipated synergies—approximately $650 million within three years of closing—will further strengthen our ability to operate efficiently and competitively. To do this, we will partner with suppliers who share our commitments and standards. It will be more critical than ever to select the right suppliers and we will be making necessary adjustments to our supply base to achieve this, as needed.

We expect you to continue to be a strong partner of Amcor. In order to quickly deliver value and engage on a new path forward, we would like to invite you to a meeting on May 5th in our offices in Deerfield. Depending on the effective transaction closing date, the meeting could be rescheduled.

During this meeting, we expect you to come prepared to discuss:

•	Price and terms adjustments across Amcor and Berry

•	Future business expectations

In preparation, we ask that you complete a combined pricelist for your global business with Amcor and Berry. Please do not return this pricelist until we notify you of the official transaction close. Once confirmed, you will have 1 (one) business day to share the completed document.

Until the transaction is formally closed, Amcor and Berry will continue to operate as separate companies, and we ask that you maintain current lines of communication and commercial terms accordingly.

Amcor Group GmbH

Thurgauerstrasse 34, CH-8050, Zürich

www.amcor.com

We believe this step will enable a strong foundation for the future of our relationship. Please confirm your participation in the upcoming meeting and don’t hesitate to reach out if you have any questions.

We look forward to shaping this exciting future together.

Sincerely,

/s/ Cedric Lienhart
Cedric Lienhart
Global Category Lead Resins

Amcor Group GmbH

Thurgauerstrasse 34, CH-8050, Zürich

www.amcor.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain statements that are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like “believe,” “expect,” “target,” “project,” “may,” “could,” “would,” “approximately,” “possible,” “will,” “should,” “intend,” “plan,” “anticipate,” “commit,” “estimate,” “potential,” “ambitions,” “outlook,” or “continue,” the negative of these words, other terms of similar meaning, or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed Transaction (as defined herein), the impact of the proposed Transaction on Amcor’s and Berry Global Group Inc.’s (“Berry”) business and future financial and operating results and prospects, and the amount and timing of synergies from the proposed Transaction, are based on the current estimates, assumptions, projections and expectations of the management of Amcor and Berry and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties many of which are beyond Amcor’s and Berry’s control. Neither Amcor nor Berry nor any of their respective directors, executive officers, or advisors, provide any representation, assurance, or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor and Berry. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s and Berry’s respective businesses, the proposed Transaction and the ability to successfully complete the proposed Transaction and realize its expected benefits. Risks and uncertainties that could cause actual results to differ from expectations include, but are not limited to: occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger (“Merger Agreement”) in connection with the proposed merger (the “Transaction”) of Amcor and Berry; risk that the conditions to the completion of the proposed Transaction with Berry (including regulatory approvals) are not satisfied in a timely manner or at all; risks arising from the integration of the Amcor and Berry businesses; risk that the anticipated benefits of the proposed Transaction may not be realized when expected or at all; risk of unexpected costs or expenses resulting from the proposed Transaction; risk of litigation related to the proposed Transaction; risks related to the disruption of management’s time from ongoing business operations as a result of the proposed Transaction; risk that the proposed Transaction may have an adverse effect on Amcor’s and Berry’s respective ability to retain key personnel and customers; general economic, market and social developments and conditions; evolving legal, regulatory and tax regimes under which Amcor or Berry operates; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed Transaction that could affect Amcor’s and Berry’s respective financial performance; changes in consumer demand patterns and customer requirements in numerous industries; the loss of key customers, a reduction in their production requirements, or consolidation among key customers; significant competition in the industries and regions in which Amcor or Berry operates; an inability to expand Amcor’s and Berry’s respective current businesses effectively through either organic growth, including product innovation, investments, or acquisitions; challenging global economic conditions; impacts of operating internationally; price fluctuations or shortages in the availability of raw materials, energy, and other inputs which could adversely affect Amcor’s and Berry’s respective businesses; production, supply, and other commercial risks, including counterparty credit risks, which may be exacerbated in times of economic volatility; pandemics, epidemics, or other disease outbreaks; an inability to attract and retain Amcor’s and Berry’s respective global executive teams and Amcor’s and Berry’s respective skilled workforce and manage key transitions; labor disputes and an inability to renew collective bargaining agreements at acceptable terms; physical impacts of climate change; cybersecurity risks, which could disrupt Amcor’s and Berry’s respective operations or risk of loss of Amcor’s and Berry’s respective sensitive business information; failures or disruptions in Amcor’s and Berry’s respective information technology systems which could disrupt Amcor’s and Berry’s respective operations, compromise customer, employee, supplier, and other data; a significant increase in Amcor’s and Berry’s respective indebtedness or a downgrade in Amcor’s and Berry’s respective credit ratings could reduce Amcor’s and Berry’s respective operating flexibility and increase Amcor’s and Berry’s respective borrowing costs and negatively affect Amcor’s and Berry’s respective financial condition and results of operations; rising interest rates that increase Amcor’s and Berry’s respective borrowing costs on Amcor’s and Berry’s respective variable rate indebtedness and could have other negative impacts; foreign exchange rate risk; a significant write-down of goodwill and/or other intangible assets; a failure to maintain an effective system of internal control over financial reporting; an inability of Amcor’s and Berry’s respective insurance policies, including Amcor’s and Berry’s respective use of a captive insurance company, to provide adequate protection against all of the risks Amcor and Berry face; an inability to defend Amcor’s or Berry’s respective intellectual property rights or intellectual property infringement claims against Amcor or Berry; litigation, including product liability claims or litigation related to Environmental, Social, and Governance (“ESG”), matters or regulatory developments; increasing scrutiny and changing expectations from investors, customers, suppliers, and governments with respect to Amcor’s and Berry’s respective ESG practices and commitments resulting in additional costs or exposure to additional risks; changing ESG government regulations including climate-related rules; changing environmental, health, and safety laws; changes in tax laws or changes in Amcor’s and Berry’s respective geographic mix of earnings; and other risks and uncertainties are supplemented by those identified from time to time in Amcor’s and Berry’s filings with the Securities and Exchange Commission (the “SEC”), including without limitation, those described under Part I, “Item 1A - Risk Factors” in Amcor’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and Berry’s Annual Report on Form 10-K for the fiscal year ended September 28, 2024, each as updated by Amcor’s or Berry’s quarterly reports on Form 10-Q. You can obtain copies of Amcor’s and Berry’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and Amcor and Berry do not undertake any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Amcor Group GmbH

Thurgauerstrasse 34, CH-8050, Zürich

www.amcor.com